Exhibit 99.1

ASX ANNOUNCEMENT

7 August 2018

Swisstec Update

Melbourne, Australia, 7 August 2018: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”, “GTG”), a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms, provides the following updates to recent announcements with regards to collaborations with Swisstec Health Analytics Ltd. (“Swisstec”).

1.              Progress on Swisstec Heads of Agreement

The Sunset period to finalise a Proposed Joint Venture (refer 19 June 2018 announcement) to establish a new company to enable Swisstec and the Company to collaborate to develop a medical and health service platform using blockchain technology has expired. However, neither party has terminated the Heads of Agreement and the Heads of Agreement remains on foot unless it is subsequently terminated by either party on notice. The Company continues to progress discussions with Swisstec regarding the establishment of this new joint venture company and the parties are continuing to work together to identify potential collaborative opportunities.

2.              Arrangements with Swisstec regarding Asian distribution

The Company wishes to clarify that the agreement recently entered with Swisstec (refer 30 July 2018 announcement) sets out the principal commercial terms on which the Company intends to appoint Swisstec as a non-exclusive distributor for hospitals in Asia, and imposes binding obligations on the parties to negotiate in good faith in order to enter a formal distribution agreement. It is expected that formalisation and entry of a distribution agreement will occur once Swisstec has presented the Company with formal proposals for specific hospitals in the Asian region. Further updates will be provided in this regard as required.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA)
Chairman and Interim CEO	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class.  For more information, please visit www.brevagenplus.com and  www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit  www.gtgcorporate.com

About Swisstec Health Analytics Ltd

Swisstec Health Analytics is a leading provider of medical imaging and healthcare IT solutions in Australia and Asia.  Utilising  cloud-based  PACS,  RIS  and  an  advanced  patient  portal,  Swisstec  delivers  solutions  with embedded  Artificial  Intelligence  (A.I.)  to  satisfy  population  health  demands  throughout  the  Asia  Pacific region. An extensive strategic network of partnerships with doctors, hospitals, radiologists and sub-specialists allows Swisstec to continue to grow their intellectual property platform.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the  Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal  securities  laws, including changes related to  pleading,  discovery,  liability,  class  representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.